Mail Stop 6010





       January 11, 2006



Ms. Corrine H. Lyle
Vice President, Chief Financial Officer and Treasurer
Edwards LifeSciences Corporation
One Edwards Way
Irvine, CA 92614

	RE:	Edwards LifeSciences Corporation
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 7, 2005
		File No. 1-15525
		Form 8-K filed 10/25/05


Dear Ms. Lyle:

	We have reviewed your response dated December 22, 2005 and have the following comments. We have limited our review to matters related to the issues raised in our comments and we will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 10-K for the period ending December 31, 2004

Notes to Financial Statements, page 53

Note 2 Summary of Significant Accounting Policies, page 53

Investments in Unconsolidated Affiliates, page 57

1. We refer to your response to Comment 1 in our letter dated December 8, 2005. Please revise future filings to clearly explain how you evaluated whether or not your investment in Sangamo was permanently impaired at each quarterly and annual balance sheet date and to disclose why management believed no permanent impairment existed until the third quarter of 2005. The requested additional future disclosures should include the significant information outlined in your response to our prior comment.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at
(202) 551-3554.

							Sincerely,


							Jay Webb
							Reviewing Accountant

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Corrine H. Lyle
Edwards LifeSciences Corporation
January 11, 2006
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